Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 9, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MTRON Systems Acquisition Corp.
Draft Registration Statement on Form S-1
Filed May 30, 2019
CIK No. 0001777946

Ladies and Gentlemen:

On behalf of MTRON Systems Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 26, 2019, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1

General, page i

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, whether or not they retain copies of the communications, as requested.

Securities and Exchange Commission

July 9, 2019

Calculation of Registration Fee Table, page ii

2.	Specify the subparagraph of Rule 457 under the Securities Act upon which you relied to calculate the registration fee.

We have revised the disclosure on page ii of the Registration Statement as requested.

3.	We note that in the table you disclose the units consist of one share of Class A common stock and one-half of one redeemable warrant and one-half of one warrant. However, in The Offering section you disclose that each unit consists of one share of Class A common stock and one-half of one redeemable warrant and in the “Units”, “Description of Securities” section on page 92 that each unit consists of one share of Class A common stock and one-half of one warrant. Please revise to make your disclosures consistent throughout the registration statement.

We have revised the disclosure throughout the Registration Statement as requested.

The Offering

Founder Shares, page 9

4.	We note disclosure that indicates that your sponsor transferred founder shares to each of your independent directors at the same purchase price paid by your sponsor. Please revise your disclosure to name the directors that received the transferred shares, the amount of shares transferred to each director and the exemption relied upon for the transfer. Please make similar revisions to your disclosure in your related party transaction section and to Item 15 in Part II.

We will revise the disclosure throughout the Registration Statement to name the directors and amount of shares to be transferred to each director as soon as it is known and have included the exemption that will be relied upon for the transfers in Item 15 in Part II.

5.	You disclose here that your sponsor subsequently transferred founder shares. However, you disclose on page 10 that your initial stockholders have agreed not to transfer, assign or sell any of their founder shares. Please make your disclosure consistent. Also, disclosure on page 88 indicates that permitted transferees must enter into a written agreement agreeing to be bound by transfer restrictions and the other restrictions contained in letter agreements. Please revise your disclosure here to indicate whether such transfer restrictions are memorialized in written agreements and, if so, file such agreements or provide the basis for not filing such agreements.

Securities and Exchange Commission

July 9, 2019

We respectfully advise the Staff that the above-referenced restrictions on transfer do not take effect until consummation of the proposed offering. We have revised the disclosure throughout the Registration Statement to clarify this point. As a result, no written agreements were entered into in connection with the above-referenced transfers.

Risk Factors

Our warrants may have an adverse effect…..page 45

6.	We note disclosure that if your sponsor, officers, directors or their affiliates make any working capital loans, they may convert those loans into up to an additional 1,500,000 private placement warrants, at the price of $1 per warrant. Please clarify how the issuance of warrants under the working capital loan arrangement will impact the percentage of issued and outstanding shares held by such officers and directors and the impact on the ability of such officers and directors to exercise control with respect to the company.

We have revised the disclosure on page 43 in the risk factor titled “Our initial stockholders control a substantial interest in us and thus may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support” to add a statement that the exercise of any warrants held by the Company’s initial stockholders would increase their control. However, we are unable to clarify the actual percentage impact of the exercises as that will depend on the number of shares of common stock outstanding at that time, which will in turn depend on the terms of the Company’s initial business combination which are unknown at this time.

Use of Proceeds, page 53

7.	We note that underwriting commissions represent 2% of gross proceeds from units offered to the public and both columns presented include $2.5 million of these commissions. It is not clear why the underwriting commissions amounts do not increase if the option is exercised in full which would results in additional gross proceeds. Please advise or revise as necessary.

As indicated in footnote 3 on page 53 of the Registration Statement, the amount of deferred commissions increases if the over-allotment option is exercised from 3.5% to 5.5%. As a result, the amount of underwriting commissions paid on closing of the offering does not increase above the $2.5 million amount shown in the Use of Proceeds table. Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

Capitalization

8.	We note from your disclosure on page 18 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders and Board of Directors after such redemption. Please tell us why it is not appropriate to classify all of your shares within mezzanine equity under the guidance in paragraph 3(f )of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

While the redemption of the public shares technically happens as a first step in the Company’s liquidation and dissolution, the reason for this was solely to ensure that public holders receive their liquidation proceeds as soon as possible and aren’t required to wait for the administrative items necessary to formally dissolve and liquidate the Company. Furthermore, each initial stockholder of the Company will execute a letter agreement, the form of which will be filed as an exhibit to the Registration Statement, prior to the effectiveness of this offering whereby such holders will agree in advance to cause the Company to redeem the public shares as described in the Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption. Accordingly, we respectfully believe that the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process. As a result, we respectfully believe the Company has accounted for the shares correctly.

Securities and Exchange Commission

July 9, 2019

9.	Please clearly explain in the notes how you have arrived at each as adjusted amount.

We have revised the disclosure in the Registration Statement as requested.

Description of Securities

Exclusive Forum Selection, page 100

10.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We have revised the disclosure on pages 47, 48 and 100 of the Registration Statement as requested.

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Securities and Exchange Commission

July 9, 2019

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Mr. Tim Foufas